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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        INTEGRATED SENSOR SOLUTIONS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                  ------------

                                   45814 M 102
                                 (Cusip Number)

                        SENSOR ACQUISITION CORPORATION
                         TEXAS INSTRUMENTS INCORPORATED
                       (Name of Persons Filing Statement)

                             Richard J. Agnich, Esq.
                         Texas Instruments Incorporated
                           8505 Forest Lane, M/S 8658
                               Dallas, Texas 75243
                            Telephone: (972) 480-5050
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:
                              R. Scott Cohen, Esq.
                           Weil, Gotshal & Manges LLP
                         100 Crescent Court, Suite 1300
                               Dallas, Texas 75201
                            Telephone: (214) 746-7738

                                   May 3, 1999
             (Date of Event Which Requires Filing of this Statement)

                                  ------------

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following box: [ ]

==============================================================================

                               SCHEDULE 13D

CUSIP No.45814 M 102                                    Page ____ of ____ Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sensor Acquisition Corporation

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [X]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     Not applicable.  See Item 3.

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DE

                                         7   SOLE VOTING POWER

                                             0

                                         8   SHARED VOTING POWER
        NUMBER OF SHARES
   BENEFICIALLY OWNED BY EACH                1,948,480
      REPORTING PERSON WITH
                                         9   SOLE DISPOSITIVE POWER

                                             0

                                        10   SHARED DISPOSITIVE POWER

                                             1,948,480

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,948,480

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%

 14  TYPE OF REPORTING PERSON*

     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                               SCHEDULE 13D

CUSIP No.45814 M 102                                    Page ____ of ____ Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Texas Instruments Incorporated

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     Not applicable.  See Item 3.

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DE                                  7   SOLE VOTING POWER

                                             0

                                         8   SHARED VOTING POWER

                                             1,948,480
          NUMBER OF SHARES
     BENEFICIALLY OWNED BY EACH          9   SOLE DISPOSITIVE POWER
        REPORTING PERSON WITH
                                             0

                                        10   SHARED DISPOSITIVE POWER

                                             1,948,480

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,948,480

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%

 14  TYPE OF REPORTING PERSON*

     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

               Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock"), of Integrated Sensor Solutions, Inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 625 River Oaks Parkway, San Jose, California 95134.

               Item 2.  Identity and Background.

               The name of the persons filing this statement are Sensor Acquisition Corporation, a Delaware corporation ("Purchaser"), and Texas Instruments Incorporated, a Delaware corporation ("Parent"). Purchaser is a wholly-owned subsidiary of Parent.

               The address of the principal business and the principal office of Purchaser is 8505 Forest Lane, P.O. Box 660199, Dallas, Texas 75266-0199. The address of the principal business and the principal office of Parent is 8505 Forest Lane, P.O. Box 660199, Dallas, Texas 75266-0199.

               The Purchaser is a newly incorporated Delaware corporation and a direct wholly-owned subsidiary of Parent. To date, the Purchaser has not conducted any business other than in connection with the Offer and the Merger. Until immediately prior to the time the Purchaser purchases shares of Common Stock pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or will engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger described in this Schedule 13D.

               Parent is a global semiconductor company and the world's leading designer and supplier of digital signal processing and analog technologies, the engines driving the digitalization of electronics. Parent's businesses also include controls and sensors, metallurgical materials, educational and productivity solutions, and digital imaging.

               During the last five years, neither Purchaser or Parent (the "Reporting Persons") nor any other person controlling a Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 3.  Source and Amount of Funds or Other Consideration.

               Beneficial ownership of shares of Common Stock was acquired through execution of a Stockholders Agreement dated as of May 3, 1999 (the "Stockholders Agreement") among Purchaser and certain stockholders of the Issuer (the "Stockholders"). None of the Reporting Persons has expended any funds in connection with the execution of the Stockholders Agreement. See Item 6.

               Item 4.  Purpose of Transaction.

               See Item 6.

               Item 5.  Interest in Securities of the Issuer.

               (a) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons has shared voting power and shared dispositive power with respect to (and therefore beneficially owns) 1,948,480 shares of Common Stock representing approximately 22.3% of the shares of Common Stock outstanding as of April 28, 1999.

               (b) The Reporting Persons do not have sole power to vote or to dispose of any shares of Common Stock. The Reporting Persons have shared power to vote or to direct the vote of the 1,948,480 shares of Common Stock presently held by the Stockholders. The Reporting Persons have shared power to dispose or to direct the disposition of the 1,948,480 shares of Common Stock presently held by the Stockholders.

               The Stockholders party to the Stockholders Agreement are: Manher
D. Naik, Donald Paulus, Ramesh Sirsi, David Satterfild, Nagano Keiko Co., Ltd., Breed Technologies, Inc., WK Technology Funds and Vinod K. Sood, Sood Family Trust dated 5/14/90. The address of the principal business and office or Messr. Naik, Paulus, Sirsi, and Satterfield and of Vinod K. Sood, Sood Family Trust dated 5/14/90 is c/o Integrated Sensor Solutions, Inc., 625 River Oaks Parkway, San Jose, California 95134. The address of the principal business and office of Nagano Keiko Co., Ltd. is I-30-4 Higashimagome, Ohta-ku, Tokyo 162, Japan. The address of the principal business and office of Breed Technologies, Inc. is 5300 Old Tampa Highway, P.O. Box 33050, Lakewood, Florida 33807. The address of the principal business and office of WK Technology Fund is 10th Floor, 115, Sec. 3, Ming Sheng E. Road, Taipei, Taiwan, R.O.C.

               During the last five years, to the knowledge of the Reporting Persons based solely on publicly available documents filed by the Issuer, none of the Stockholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in its being subjected to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (c) No transactions in the Common Stock have been effected since April 3, 1999 by any Reporting Person, any other person controlling any Reporting Person or, to the best of the knowledge of the Reporting Persons, any of the executive officers or directors of any Reporting Person.

               (d) Inapplicable.

               (e) Inapplicable.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On May 3, 1999, the Purchaser, Parent and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, the Purchaser to make an offer to purchase all of the outstanding shares of Common Stock of the Issuer (the "Offer"). The Merger Agreement provides that, among other things, following the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Issuer (the "Merger"). Following the Merger, the Issuer will continue as the surviving corporation and will be a direct wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock (other than shares owned by Parent, the Purchaser or any of their respective affiliates and shares held by stockholders who have demanded and perfected dissenter's rights under the Delaware General Corporation Law, as amended (the "DGCL")), will be converted into the right to receive $8.05 in cash, without interest.

     As an inducement and a condition to the Purchaser and Parent entering into the Merger Agreement, the Stockholders (owners of 1,948,480 shares of Common Stock) and the Purchaser entered into the Stockholders Agreement with respect to all shares of Common Stock (the "Shares") held by them. The following summarizes certain provisions of the Stockholders Agreement.

     Voting. Pursuant to the Stockholders Agreement, the Stockholders have agreed to vote all Shares that such Stockholder is entitled to vote at the time of any vote to approve and adopt the Merger Agreement, the Merger, and all agreements related to the Merger and any actions related thereto at any meeting of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company. Each Stockholder has also agreed that it will not vote any Shares in favor of the approval of any (i) Acquisition Proposal (as defined in the Merger Agreement) or (ii) reorganization, recapitalization, liquidation, or winding up of the Company or any other extraordinary transaction involving the Company.

     Grant of Proxy. Pursuant to the Stockholders Agreement, each
Stockholder has granted an irrevocable proxy appointing the Purchaser as such Stockholder's attorney-in-fact and proxy, with fullpower of substitution, for and in such Stockholder's name, to vote, express, consent, or dissent or otherwise to utilize such voting power in the manner described in the foregoing paragraph as the Purchaser or its proxy or substitute shall, in the Purchaser's sole discretion, deem proper in respect of the Shares; provided, however, that such proxy shall be revoked upon termination of the Stockholders Agreement in accordance with its terms. Each Stockholder has also agreed to use its best effort to cause any record owner of Shares to grant to the Purchaser a proxy to the same effect as described above.

     Tender of Shares. Pursuant to the Stockholders Agreement, each Stockholder has agreed to tender, upon the request of the Purchaser (and agrees that it will not withdraw), pursuant to and in accordance with the terms of the Offer, all Shares beneficially owned by such Stockholder. In furtherance of the above agreement, each Stockholder shall, within five business days after the commencement of the Offer, deliver to the Depositary (i) a Letter of Transmittal in respect of the Shares complying with the terms of the Offer, (ii) certificates representing the Shares tendered by such Stockholder, and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer.

     Other Agreements. Each Stockholder has also agreed that:

          (a) Except pursuant to the terms of the Stockholders Agreement, such Stockholder shall not, without the prior written consent of the Purchaser, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement in respect of the voting of any Shares in respect of the matters described under "Voting" above, or (ii) acquire, sell, assign, transfer, encumber, or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding in respect of the direct or indirect acquisition or sale, assignment, transfer, encumbrance, or other disposition of, any Shares during the term of the Stockholders Agreement. In addition, each Stockholder has agreed not to seek or solicit any such acquisition or sale, assignment, transfer, encumbrance, or other disposition or any such contract, option, or other arrangement or understanding and to notify the Purchaser promptly, and to provide all details requested by the Purchaser, if such Stockholder shall be approached or solicited, directly or indirectly, by any person in respect of any of the foregoing.

          (b) Such Stockholder shall not, and will use such Stockholder's reasonable best efforts to cause his or its agents not to, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books, or records of the Company or any of its subsidiaries to, any person that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal. Each Stockholder has agreed that it will promptly notify Buyer after receipt of an Acquisition Proposal or any indication that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books, or records of the Company or any of its subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal and will keep the Purchaser fully informed of the status and details of any such Acquisition Proposal, indication, or request. The Stockholders Agreement provides that the provisions described in this paragraph shall not impose any additional limitations upon the ability of a Stockholder to exercise his fiduciary duties as a director of the Company provided that such Stockholder acts in accordance with provisions regarding Acquisition Proposals in the Merger Agreement.

          (c) Such Stockholder will not exercise any rights (including, without limitation, under Section 262 of the DGCL) to demand appraisal of any Shares which may arise in respect of the Merger.

               The term of the Stockholders Agreement commenced on May 3, 1999 and will end on the earlier of (i) the Effective Time, (ii) the date that is 120 days after the termination of the Merger Agreement in accordance with certain termination provisions in the Merger Agreement relating to Acquisition Proposals and payment in full of all amounts (if any) payable to Parent or the Purchaser pursuant to the provisions of the Merger Agreement, and (iii) the date of the termination of the Merger Agreement for any other reason.

               The summary contained in this Schedule 13D of certain provisions of the Stockholders Agreement and the Merger Agreement is qualified in its entirety by reference to the Stockholders Agreement and the Merger Agreement attached as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

               Except for the Stockholders Agreement and the Merger Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between (i) the Reporting Persons and (ii) the Stockholders or any other person, with respect to any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               The purpose of the Offer and the Merger is to enable Parent, through the Purchaser, to acquire in one or more transactions control of the Company's Board of Directors and the entire equity interest in the Company. The Offer is intended to increase the likelihood that the Merger will be completed promptly.

               Except as noted in this Schedule 13D, the Purchaser and Parent have no present plan or proposal that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving the Company or any other material changes in the Company's capitalization, dividend policy, corporate structure, business or composition of its management. Notwithstanding the foregoing, Parent intends, from time to time after completion of the Offer, to evaluate and review the Company's assets, operations, management and personnel and consider what, if any, changes would be desirable in light of circumstances which then exist. Parent reserves the right to take such actions or effect such changes as it deems advisable.

               The Reporting Persons expect that, following consummation of the Offer, it will cause its designees to constitute a majority of the members of the Board of Directors of the Company. The Merger Agreement provides that promptly after (i) the purchase of and payment for shares of Common Stock by the Purchaser and its affiliates as a result of which the Purchaser and its affiliates own beneficially at least a majority of the outstanding shares of Common Stock and (ii) compliance with Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder, whichever occurs later, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors (the "Company Board") as will give Parent representation on the Company Board equal to the product of the total number of directors on the Company Board multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser, Parent, and any of their affiliates (including shares of Common Stock accepted for payment) bears to the total number of shares of Common Stock then outstanding. Pursuant to the Merger Agreement, the Company has agreed to either increase the size of the Company Board or secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected and to cause Parent's designees to be elected as directors of the Company. Notwithstanding the foregoing, Parent, the Purchaser and the Company have agreed to use their respective reasonable best efforts to ensure that, until the Effective Time, the Company Board shall continue to have at least two Continuing Directors (as defined in the Merger Agreement).

               Depending upon the number of shares of Common Stock purchased pursuant to the Offer, the Company's Common Stock may no longer meet the requirements of the Nasdaq Stock Market's National Market System for continued listing and may therefore, be delisted therefrom. The Company's Common Stock is currently registered under Section 12(g) of the Exchange Act. Registration of the Company's Common Stock under the Exchange Act may be terminated upon application by the Company to the Commission if the shares of Common Stock are not held by at least 300 holders of record.

               The Purchaser intends to seek to cause the Company to terminate the registration of the Company's Common Stock under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the Company's Common Stock under the Exchange Act is not terminated prior to the Merger, such registration will be terminated following consummation of the Merger.

               Item 7.  Material to Be Filed as Exhibits.

               Exhibit 1: Stockholders Agreement dated as of May 3, 1999 between Purchaser and the Stockholders.

               Exhibit 2: Agreement and Plan of Merger dated as of May 3, 1999 among Purchaser, Parent and the Issuer.

               Exhibit 3: Joint Filing Agreement dated as of May 7, 1999 among the Reporting Persons.

                                   SCHEDULE A

                 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
                      OFFICERS OF PARENT AND THE PURCHASER

     1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. The business address of each such person is c/o Parent, 8505 Forest Lane, P.O. Box 660199, Dallas, Texas 75266-0199. All directors and officers listed below are citizens of the United States.

JAMES R. ADAMS, 59                                                      Director

Chairman of the Board of Parent from June 1996 to April 1998. Group President, SBC Communications Inc. from 1992 until retirement in 1995; President and Chief Executive Officer of Southwestern Bell Telephone Company, 1988-92.

DAVID L. BOREN, 57                                                      Director

President of the University of Oklahoma since 1994. U.S. Senator, 1979-1994; Governor of Oklahoma, 1975-1979; Director, AMR Corporation, Phillips Petroleum Company, Torchmark Corporation and Wadell & Reed, Inc.; Chairman, Oklahoma Foundation for Excellence.

JAMES B. BUSEY IV, 66                                                   Director

Retired from U.S. Navy as Admiral in 1989. President and Chief Executive Officer, Armed Forces Communications and Electronics Association, 1992-96; Deputy Secretary, Department of Transportation, 1991-92; Administrator, Federal Aviation Administration, 1989-91. Director, Curtiss-Wright Corporation and S.T. Research Corporation; Trustee and Vice-Chairman, MITRE Corporation.

DANIEL A. CARP, 50                                                      Director

President and Chief Operating Officer of Eastman Kodak Company since January 1997; also, Director since December 1997. Executive Vice President and Assistant Chief Operating Officer of Eastman Kodak, 1995-1997; General Manager, European Region, 1991-1995.

THOMAS J. ENGIBOUS, 46               Chairman of the Board, Director, President,
                                                     and Chief Executive Officer

President and Chief Executive Officer of Parent since June 1996; also, Chairman since April 1998. Joined the Company in 1976; elected Executive Vice President in 1993. Director, Catalyst, J.C. Penney Company, Inc.; Member, The Business Council and The Business Roundtable; Trustee, Southern Methodist University.

GERALD W. FRONTERHOUSE, 62                                              Director

Investments. Former Chief Executive Officer (1985-88) of First RepublicBank Corporation. President and Director, Hoblitzelle Foundation.

DAVID R. GOODE, 58                                                      Director

Chairman of the Board and Chief Executive Officer of Norfolk Southern Corporation since 1992; also, President since 1991. Director, Aeroquip-Vichers, Inc. and Georgia-Pacific Corporation; Member, The Business Council and The Business Roundtable; Trustee, Hollins College.

WAYNE R. SANDERS; 51                                                    Director

Chairman of the Board of Kimberly-Clark Corporation since 1992; also Chief Executive Officer since 1991. Director, Adolph Coors Company, Coors Brewing Company and Chase Bank of Texas, N.A.; Trustee, Marquette University.

GLORIA M. SHATTO, 67                                                    Director

President Emerita of Berry College. President of Berry College from 1980 to June 1988. Director, Becton Dickinson and Company, Georgia Power Company and The Southern Company; Trustee, Rice University.

CLAYTON K. YEUTTER, 68                                                  Director

Of counsel, Hogan & Hartson. Counselor to President Bush for domestic policy during 1992; Chairman, Republican National Committee, 1991-92; Secretary, Department of Agriculture, 1989-91; U.S. Trade Representative, 1985-89. Director, Allied Zurich, P.L.C., Caterpillar Inc., ConAgra, Inc., FMC Corporation and Oppenheimer Funds.

RICHARD J. AGNICH, 55                           Senior Vice President, Secretary
                                                             and General Counsel

WILLIAM A. AYLESWORTH, 56                       Senior Vice President, Treasurer
                                                     and Chief Financial Officer

STEPHEN H. LEVEN, 47                                       Senior Vice President

KEH-SHEW LU, 52                                            Senior Vice President

JOHN SCARISBRICK, 46                                       Senior Vice President

RICHARD SCHAAR, 53                                         Senior Vice President
                                                       (President, Educational &
                                                         Productivity Solutions)

M. SAMUEL SELF, 59                          Senior Vice President and Controller
                                                      (Chief Accounting Officer)

ELWIN L. SKILES, JR., 52                                   Senior Vice President

RICHARD K. TEMPLETON, 40                                Executive Vice President
                                                      (President, Semiconductor)

TERESA L. WEST, 38                                         Senior Vice President

DELBERT A. WHITAKER, 55                                    Senior Vice President

THOMAS WROE, 48                                            Senior Vice President
                                               (President, Materials & Controls)

The term of office of the above listed officers is from the date of their election until their successor shall have been elected and qualified, and the most recent date of election of each of them was April 16, 1998. Messrs. Agnich, Aylesworth and Skiles have served as officers of Parent for more than five years. Mr. Templeton has served as an officer of Parent since 1996, and he has been an employee of Parent for more than five years. Ms. West and Messrs. Leven, Lu, Scarisbrick, Schaar, Self, Whitaker and Wroe have served as officers of Parent since March 19, 1998 and have been employees of Parent for more than five years.

     2. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. Each such person is a citizen of the United States of America and the business address of each such person is c/o Parent, 8505 Forest Lane, P.O. Box 660199, Dallas, Texas 75266-0199.

M. SAMUEL SELF, 59                                  Director, Vice President and
                                                             Assistant Secretary

Senior Vice President and Controller (Chief Accounting Officer) of Parent since March 19, 1998. Mr. Self has been employed by Parent for more than five years.

MARTHA N. SULLIVAN, 42                         Director, President and Secretary

Vice President of Parent since March 1998; Global Business Manager for Parent's Materials and Controls group since January 1997. Ms. Sullivan has been employed by Parent for more than five years.

WILLIAM A. AYLESWORTH, 56                 Vice President and Assistant Secretary

Senior Vice President, Treasurer and Chief Financial Officer of Parent. Mr. Aylesworth has been an officer of Parent for more than five years.

                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 1999


                                   SENSOR ACQUISITION CORPORATION




                                   By: /s/ MARTHA N. SULLIVAN
                                       -----------------------------------
                                       Name:  Martha N. Sullivan
                                       Title: President



                                   TEXAS INSTRUMENTS INCORPORATED




                                   By: /s/ RICHARD K. TEMPLETON
                                       -----------------------------------
                                       Name:  Richard K. Templeton
                                       Title: Executive Vice President

                               INDEX TO EXHIBITS

Exhibit No.                     Description
-----------                     -----------
    1                  Stockholders Agreement

    2                  Agreement and Plan of Merger

    3                  Joint Filing Agreement
